Agiliti, Inc.

6625 West 78th Street, Suite 300

Minneapolis, MN 55439

April 20, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Erin Jaskot

Re:	Agiliti, Inc.
Registration Statement on Form S-1
Initially filed March 5, 2021
CIK No. 0001749704

Ladies and Gentlemen:

Agiliti, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (the “Registration Statement”), File No. 333-253947, as amended, to 4:00 p.m., Eastern Time, on Thursday, April 22, 2021, or as soon thereafter as practicable.

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Please contact Robert M. Hayward or Alexander M. Schwartz of Kirkland & Ellis LLP, counsel to the Company, at (312) 862-2133 or (312) 862-2578, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, Agiliti, Inc.

/s/ Thomas J. Leonard
By:	Thomas J. Leonard
Title:	Chief Executive Officer